

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2024

Michael White
Chief Financial Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012

      Re: Piedmont Lithium Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-38427

Dear Michael White:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation